RECONCILIATION BETWEEN ACCOUNTING PRACTICES GENERALLY ADOPTED IN BRAZIL (BR GAAP) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) APPLICABLE TO CONSOLIDATED STOCKHOLDERS’ EQUITY AND NET INCOME OF BANCO ITAÚ HOLDING FINANCEIRA S.A. (ITAÚ HOLDING) AS OF DECEMBER 31, 2006

I)	RECONCILIATION OF DIFFERENCES BETWEEN BR GAAP AND IFRS

R$ Million	12.31.2006
Net	Stockholders’
Income	Equity
Under BRGAAP	4,307	23,564

a.	Revenues and expenses associated to granting of loan operations	591	794
b.	Recognition of total tax credits	1	349
c.	Business combination	3,617	2,062
d.	Additional depreciation accounted for in fixed assets	50	194
e.	Deferral of software development costs	(7)	120
f.	Pension plans	147	1
g.	Stock options	(64)	-
h.	Provision for adjustment of insurance liabilities	45	(535)
i.	Deferral of revenues from capitalization plans	(7)	(55)
j.	Additional provision for securities	(447)	-
k.	Effects of hyperinflation on nonmonetary assets and liabilities	(19)	115
l.	Translation of foreign subsidiaries	14	-
m.	Provision for undeclared dividends payable	-	357
n.	Effects of reclassification of financial instruments	(196)	-
o.	Other adjustments	84	(17)
p.	Deferred income tax and social contribution in IFRS adjustments	(1,189)	(1,823)
q.	Tax effects of items directly recorded in stockholders’ equity	(534)	-
r.	Inclusion of minority interest under BRGAAP	45	1,295

Under IFRS	6,440	27,533

Attributable to:

Controlling stockholders	6,305	26,148
Minority stockholders	135	1,385

Under USGAAP (*)	5,896	27,417

Item IV of this document shows the description of each one of these adjustments.

II)	BASIS OF PREPARATION OF RECONCILIATION BETWEEN STOCKHOLDERS’ EQUITY AND NET INCOME AT DECEMBER 31, 2006

The preliminary reconciliation between stockholders’ equity at December 31, 2006 and net income for the year then ended in connection with the accounting practices and policies, determined in accordance with accounting practices generally adopted in Brazil (BR GAAP) and the International Financial Reporting Standards (IFRS) presented herein (the “Reconciliation”), was prepared by Itaú Holding to assist Management in its process to prepare financial statements under IFRS. The Reconciliation was prepared based on the financial statements of Itaú Holding as of December 31, 2006, prepared in accordance with the BR GAAP, previously disclosed on February 12, 2007. Accordingly, the Reconciliation should be read together with these aforementioned financial statements of Itaú Holding as of December 31, 2006 prepared in accordance with the BR GAAP.

The financial statements of Itaú Holding were prepared in accordance with accounting practices adopted in Brazil (BR GAAP), which are in conformity with the Brazilian Corporate Law and include regulations issued by the Central Bank of Brazil (BACEN). These practices were deemed as the previous GAAP, as defined by IFRS 1 (First-time Adoption of International Financial Reporting Standards), for preparation of the Reconciliation for IFRS as of December

31, 2006. BR GAAP significantly differs from IFRS in relation to certain aspects. Upon preparing the Reconciliation, Management used its best knowledge of the expected standards and interpretations, facts and circumstances, as well as the accounting policies which will be applied when Itaú Holding prepares its first complete annual financial statements under IFRS.

Even though the Reconciliation has been prepared based on Management’s best knowledge, the fact is that, until the transition date is defined and the first complete annual financial statements under IFRS is prepared, one may not disregard the possibility that the Reconciliation included herein shall be subject to adjustments. For instance, amended standards or additional standards and interpretations may be issued by the International Accounting Standards Board (IASB), the International Financial Reporting Interpretations Committee (IFRIC) or by any other regulatory entities and, accordingly, the related accounting standards may be changed. Therefore, until the first complete annual financial statements of Itaú Holding under IFRS, comprising balance sheet, and statements of income, of changes in stockholders’ equity, and of cash flows, accompanied by comparative information and notes to the financial statements, is prepared and an effective transition date (as defined by IFRS 1) is defined, one may not disregard the possibility that the Reconciliation included herein may be adjusted.

Taking into account the special purpose of this reconciliation, the comparative information regarding the prior year ended December 31, 2005 is not being disclosed. It should be noted that this Reconciliation does not present any information on possible differences within the scope of consolidated companies or reclassifications in balance sheet and statement of income after the adoption of IFRS, and does not include the minimum disclosures required by IFRS 1 and other IFRS as if Itaú Holding had prepared its first complete financial statements under IFRS.

III)	EXEMPTIONS ELECTED AND EXCEPTIONS APPLIED BY MANAGEMENT UPON ADOPTION OF IFRS 1

IFRS 1 shall be applied when an entity adopts IFRS in the preparation of financial statements for the first time, by an explicit unreserved statement of compliance with IFRS. In general, IFRS 1 requires an entity to follow the rules of each accounting standards of IFRS effective at the reporting date for its first IFRS financial statements.

IFRS 1 grants limited exemptions from its requirements in specific areas in which the cost of generating information could exceed the benefits to users of the financial statements. IFRS 1 also prohibits the retrospective application of IFRS in some areas, particularly where this retrospective application would require judgment by Management about past conditions and after the outcome of particular transactions are already known. January 1, 2006 was preliminarily defined as the date of transition to IFRS in the preparation of this Reconciliation.

We find below a summary of the options chosen by Management under IFRS 1 upon preparation of the Reconciliation:

Business combinations and scope of consolidation

IFRS 1 permits that business combinations that were recognised before January 1, 2006 are not retrospectively remeasured, in conformity with IFRS 3 (Business Combinations). This exemption permits companies adopting IFRS for the first time not to be required to prepare financial information which were not brought together at the dates of the business combinations before the transition date, basically maintaining the accounting treatment applied under the previous accounting practice, the BR GAAP in this case. Itaú Holding adopted this exemption on January 1, 2006 and, accordingly, applied IFRS 3 to measure only business combinations which occurred after January 1, 2006.

Furthermore, it also opted not to retrospectively apply IAS 21 (The Effects of Changes in Foreign Exchange Rates) for adjustments of fair value and goodwill arising from business combinations which occurred before January 1, 2006.

In accordance with the exemption permitted by IFRS 1, the accounting policies used for the initial accounting and subsequent measurement of goodwill arising from acquisitions prior to the transition date under BR GAAP, in which goodwill was fully amortized in the years in which the acquisitions occurred prior to January 1, 2006, were maintained. Other intangible assets from acquisitions prior to the transition date were not accounted for under BR GAAP, and accordingly, no adjustments were required to be made to intangible assets under BR GAAP which were not classified as intangible assets under IFRS.

IFRS 1 also requires that if Itaú Holding had not consolidated any subsidiary acquired under BR GAAP, the carrying amounts of assets and liabilities of that subsidiary would need to be adjusted in conformity with IFRS. However, for Itaú Holding, all acquisitions of subsidiaries had been consolidated under BR GAAP before the transition to IFRS.

Fair value deemed as initial cost

Under IFRS1, at the date of transition to IFRS, an entity may measure a fixed asset item at its fair value, and this value, as from that date, will be the deemed as the new cost of this asset. Itaú Holding did not use this IFRS 1 exemption. The fixed asset cost was determined based on amounts determined under BR GAAP, adjusted for the effects of inflation, as further explained in item (k).

Pension plans

Itaú Holding adopted the IFRS 1 exemption by which all actuarial gains and losses from pension plans sponsored by the company and its subsidiaries, accumulated up to the transition date, were recognized.

Cumulative differences upon translating the balance sheet of subsidiaries and investments in foreign companies

Itaú Holding adopted this exemption by which all gains and losses from translation of subsidiaries and investments in foreign companies, accumulated at the transition date, were recognized, and, therefore, the effects of the application of IAS 21 on the translation of these subsidiaries and investments in foreign companies will be prospectively applied and these effects will be recorded in a specific reserve in stockholders’ equity. The non-adoption of this exemption would result in the retrospective application of IAS 21, with the determination of translation differences under IFRS since the date of incorporation or acquisition of all subsidiaries and investments in companies with a functional currency different from the presentation currency of Itaú Holding, which is the Real.

Compound financial instruments

IAS 32 (Financial Instruments: Presentation) requires compound financial liabilities as defined by IAS 39 to have its components separated and classified as either debt instruments or equity instruments. This classification is based on circumstances, economic substance and specific terms of these instruments on the date they are issued. IFRS 1 permits the non-separation of these two components, if the debt component is not outstanding at the transition date. This exemption has not impacted Itaú Holding, since there were no outstanding financial instruments with these characteristics at the transition date.

Assets and liabilities of subsidiaries, affiliated companies and joint ventures

IFRS 1 considers there may be some situations in place in which the entity controlling a group and its subsidiaries have adopted IFRS on different dates. The IFRS 1 exemption permitted Itaú Holding to use the financial statements of subsidiaries that carried out the transition to IFRS before January 1, 2006. Accordingly, the financial statements of subsidiaries and affiliated companies of Itaú Holding that had already adopted IFRS at a date prior to the date of transition to IFRS were used in the preparation of this Reconciliation.

Designation of previously recognized financial instruments

IAS 39 (Financial Instruments: Recognition and Measurement) permits that an entity designates financial instruments to the category of financial assets or liabilities at fair value through profit or loss (as defined by IAS 39) or as available-for-sale assets at the date of acquisition or issue of the financial instrument. Based on the exemption under IFRS 1, this designation, for the first time adoption of IFRS, may be carried out at the transition date, even if the instrument has been originally designated to another category. Itaú Holding adopted this exemption permitted by IFRS 1 and designated certain financial assets at the transition date to the category of financial assets at fair value through profit or loss.

Share-based payment

IFRS 1 encourages, but does not require, an entity to adopt IFRS 2 (Share-based Payments) for benefits to employees based on stock options granted on or before November 7, 2002 and also for benefits granted after November 7, 2002, but that vested before the transition date or before January 1, 2005 (whichever comes last). On the other hand, if Management decides to apply IFRS 2 retrospectively, it may only do so if the entity has disclosed the fair value of material equity instruments, determined at the relevant measurement dates. Itaú Holding adopted IFRS 2 for all share-based benefits to employees, since it had met the IFRS 1 minimum disclosure requirements described above for the application of this exemption.

Insurance contracts

IFRS 1 permits companies issuing insurance contracts to change certain accounting insurance policies at the date of transition to IFRS, provided that some minimum procedures are met. Even though Itaú Holding had decided not to change its accounting policies for evaluation of insurance contracts, it applied the IFRS 4 (Insurance Contracts) minimum requirements, including classification of contracts as either insurance or investment contracts (as defined by IAS 39) and the LAT Test (as defined by IFRS 4), as further described in item (h) below.

Liabilities arising from decommissioning, restoration and similar liabilities

IFRIC 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities)requires specific changes in existing decommissioning, restoration and similar liabilities. An entity applying IFRS for the first time during preparation of its financial statements is not required to meet these requirements for changes that occurred before the date of transition to IFRS. The conclusion reached is that this exemption does not have a material impact on Itaú Holding.

Leases

An entity applying IFRS for the first time may opt to apply the specific transition rules of IFRIC 4 (Determining Whether an Arrangement Contains a Lease) and may determine whether there are any lease contracts at the date of transition to IFRS based on facts and circumstances existing at that date. The conclusion reached is that the application of IFRIC 4 does not impact Itaú Holding at the date of transition to IFRS, since no significant contracts that should be accounted for as lease contracts, under IFRIC 4, were identified.

Fair value measurement of financial assets and liabilities at the transition date

IFRS 1 determines that an entity shall apply the specific requirements of IAS 39 for measuring the fair value of financial assets and liabilities at the date of transition to IFRS. IAS 39 requires that valuation techniques to measure financial assets and liabilities at fair value take into account all factors that a market participant would include for price determination by using consistent and economically accepted methods for pricing of these instruments. Furthermore, IAS 39 establishes rules to be followed in situations in which an entity may recognize day one profits. As a result of this requirement, IAS 39 requires that a gain or loss generated at the initial contracting or subsequent changes to the fair value of a financial instrument should only be recognized if the calculation method of the fair value includes data and quotations directly based on market at the relevant fair value measurement date.

IFRS 1 requires the mandatory prospective application of these criteria for transactions involving financial instruments entered into after October 25, 2002 or prospectively for transactions entered into after January 1, 2004. During the transition process, it was noted that there were no significant differences in fair value measurement methods applied by Itaú Holding when compared to IAS 39 requirements for measurement at fair value and recognition of gains or losses identified upon initial recording or subsequent measuring of the financial instruments measured at fair value.

Derecognition of financial assets and liabilities

IFRS 1 requires an entity that applies IFRS for the first time to apply the derecognition rules for financial assets and liabilities (as defined by IAS 39), on a prospective basis, for transactions ocurred on or after January 1, 2004. Accordingly, if Itaú Holding had derecognized, under BR GAAP, a non-derivative financial asset or liability as a result of a transaction ocurred before January 1, 2004, it could not recognize this asset or liability again during the transition to IFRS. Furthermore, IFRS 1 permits the retrospective application of the derecognition rules for financial assets and liabilities at a date elected by the entity, provided that the information required for its application had been obtained at the date the transaction was originally recorded. This exemption has not impacted Itaú Holding.

Hedge Accounting

IAS 39 requires all derivative financial instruments to be measured at fair value, as well as the elimination of deferred gains or losses, if these gains or losses arising from the fair value measurement of these instruments had been recognized (or deferred) as assets or liabilities under the GAAP adopted prior to IFRS. Furthermore, an entity shall not apply hedge accounting in its balance sheet if this hedge does not qualify as a hedge under IAS 39. IFRS 1 requirement has not impacted Itaú Holding since there was no transaction qualified as hedge accounting at the transition date or during the year 2006 under BR GAAP.

Estimates

IFRS 1 requires that estimates used by Management for IFRS purposes at the transition date shall be consistent with estimates made for the same date, as compared to the previous GAAP (BR GAAP), unless there is evidence of errors in preparation of estimates under the GAAP adopted prior to IFRS. Furthermore, if Management obtains any information after the date of transition to IFRS impacting the estimates previously made under BR GAAP, Management should treat this information as an event subsequent to the balance sheet date and follow the treatment provided for in IAS 10 (Events after the balance sheet date). IAS 10 is applicable for the opening balance sheet and comparative periods presented in the preparation of the first IFRS financial statements of an entity. Itaú Holding took into account the estimates used for BR GAAP that were consistent with those used at the date of transition to IFRS and, accordingly, there were no changes in estimates due to the existence of information obtained at a subsequent date to the transition date which would require any adjustment in estimates for IFRS purposes.

IV)	SUMMARY OF CERTAIN DIFFERENCES BETWEEN BR GAAP AND IFRS

We present below the accounting practices applicable to Itaú Holding in conformity with BR GAAP that significantly differ from IFRS.

a.	Revenues and expenses associated to granting of loan operations

In the financial statements prepared in accordance with Brazilian accounting practices, Itaú Holding immediately recognizes, in profit or loss for the period, the revenues from fees with loan operations granted to clients and the costs of transactions associated with these operations, based on the date the loan was granted to clients.

The company used the effective interest method, according to IAS 39, to calculate the carrying value of loan operations. Also under IAS 39, interest revenues and expenses of financial instruments are recognized throughout the duration of contracts in which the effective interest rate is the rate that discounts cash flows of future payments or receipts throughout the period of the contract. For calculation of the effective interest rates, all contractual terms of financial instruments (including the possibility of prepayment by clients) were taken into account, however future losses from contracts were not considered, following IAS 39.

Itaú Holding included all revenues, costs of transaction and other premiums or discounts paid or received between the parties to the contract and which are an integral part of the composition of the effective interest rate (as defined by IAS 18 - Revenue) and, accordingly, all costs and revenues associated with the transaction were taken into account for calculation of the effective interest rate in accordance with IFRS.

b.	Recognition of total deferred tax assets

In accordance with National Monetary Council (CMN) Resolution 3059/02, as amended by Resolution 3355, of March 31, 2006, only financial institutions presenting, on a cumulative basis, a history of taxable profits or revenues for income tax and social contribution purposes, in at least three out of the last five years (including the year in reference) and that are expected to generate future taxable profits or revenues for income tax and social contribution purposes in subsequent periods, with the realization of deferred tax assets in no longer than ten years, may constitute deferred tax assets.

Under IAS 12 (Income Taxes), deferred tax assets arising from income tax and social contribution losses carried forward and temporary differences shall be accounted for in its entirety when the generation of future taxable profits is probable, thus enabling their offset, without determining a minimum period for realization. Deferred tax assets not accounted for under BR GAAP were disclosed in the financial statements of Itaú Holding under this same principle, at December 31, 2005 and 2006, and were recorded in the Reconciliation for IFRS according to the IAS 12 criteria for those credits in which Management has evidence, through specific studies prepared by the tax area, that support recognition.

c.	Business combinations

Under BR GAAP, only the assets and liabilities recorded in the opening balance sheet of the acquiree are recognized by the acquirer, and the goodwill or negative goodwill determined in the acquisitions represent the difference between the amount paid by the acquirer and the carrying amount of assets and liabilities recorded in the acquiree.

Itaú Holding accounted for business combinations within the scope of IFRS 3 by applying the purchase method (as defined by IFRS 3). The business combination date was defined as the date in which the entity (or business) control was acquired. Under IFRS, the cost of acquisition is defined as the value of assets given or liabilities incurred or assumed, as well as the equity instruments issued by the acquirer, in exchange of control, plus any costs directly attributable to the business combination. Shares or debt issued as payment in the acquisition of entities were recorded at fair value at the business combination date. The market value of Itaú Holding’s shares at the date of operation is the best evidence of fair value in an active market. IFRS requires an acquirer to recognize separately, at the acquisition date, the acquiree’s identifiable assets and liabilities, and these assets and liabilities shall be recorded at fair value at the acquisition date. Intangible assets were separately recognized from the goodwill amount if these intangible assets represented legal or contractual rights and if it was possible to separate or divide them from the acquiree, so that these assets could be sold, transferred, leased or exchanged. Any acquiree’s contingent liabilities were separately recognized, as part of the process of allocating the cost of acquisition and when the fair value of these contingent liabilities may be reliably estimated.

Different to the account practice adopted by Itaú Holding under BR GAAP, the goodwill calculated under IFRS is not amortized, but rather is reviewed annually for impairment at the level of cash generating units (as defined by IAS 36 – Impairment of assets) or if and when impairment indicators arise. Itaú Holding defined June 30 as the annual date for testing impairment of goodwill arising in business combinations.

Itaú Holding adopted the exemption permitted by IFRS 1 for business combinations that occurred before January 1, 2006, date of transition to IFRS, as described in item II above.

As the main acquisition made in 2006, we highlight the purchase of the operations of Bank Boston and its subsidiaries in Brazil on August 22, 2006 for which the IFRS 3 effects were recorded in the Reconciliation included herein.

d.	Additional depreciation accounted for in fixed assets

Since the year 2003, Itaú Holding recognizes, under BR GAAP, additional depreciation for all fixed asset items with net book value below R$ 3,000.

Under IFRS, this accounting could only be made under IAS 36, if a permanent loss was determined for a whole class of assets.

e.	Deferral of software development costs

Under BR GAAP, software development costs are immediately recorded in profit or loss for the period as incurred.

The conclusion reached is that any costs directly associated to software development meet the definition of intangible asset under IAS 38 (Intangible assets). Accordingly, internal expenditures incurred with the development, creation and production of software for operation, based on Itaú Holding’s needs and specifications, shall be recorded as assets and amortized over a three-year period, which represents the period of the estimated useful life of these softwares.

Administrative expenses, inefficiencies, maintenance expenses, expenses associated to training staff for operating software and other general personnel expenses not directly related to software development activities are not deferred under IFRS.

f.	Pension plans

Like BR GAAP, IAS 19 (Employee benefits) requires the recognition of pension plan obligation in the balance sheet, based on actuarial obligations calculated using the project unit credit method. IFRS requires employee benefit costs to be recognized throughout the period the employee renders services, consistently and by using reasonable criteria. IFRS classifies benefits plans in either defined benefit plans or defined contribution plans. A detailed analysis was conducted for all terms and conditions of pension plans, including legal terms for determination of the plan contents and classification as either defined contribution or defined benefit plan.

As the IFRS 1 exemption was used, Itaú Holding recognized all actuarial gains and losses accumulated up to the transition date, by recognizing as from that moment all actuarial gains and losses in the financial statements, which is reflected in the Reconciliation.

It was noted that actuarial calculations for some pension plans of Itaú Holding gave rise to a net positive position, for which an asset was recognized under IAS 19. As Itaú Holding is entitled to reductions in future contributions, this asset is deemed as available for the entity after taking into account the minimum funding requirements of Itaú Holding, as required by IFRIC 14 (The limit on a defined benefit asset, minimum funding requirements and their interaction). The amount of this asset is periodically revalued for purposes of the asset ceiling test. The accounting for of this asset was recorded at the date of transition to IFRS and is reflected in the Reconciliation.

For Itaú Holding’s pension plans in which actuarial calculations gave rise to a net negative position, a liability was recognized in compliance with IAS 19 requirements.

After recognition at the transition date, Itaú Holding defined a policy to immediately recognize all actuarial gains and losses outside the profit or loss account (directly in stockholders’ equity), as permitted by IAS 19.

g.	Stock options

Under BR GAAP, there are no specific standards determining the recognition of expenses associated to stock options granted as share-based payment. As provided for in the Itaú Holding stock option plan, preferred shares held in treasury are granted to the holders of options at the exercise date. Therefore, stock option plans are only recorded when options are exercised, when the amount received related to the exercise price of stock options is recorded in stockholders’ equity with the resulting write-off of treasury shares sold at their average cost.

IFRS 2 requires an entity to record in its profit or loss and financial position the effects of share-based payment transactions (an “equity settled scheme”, as defined by IFRS 2), including any expenses associated with stock options granted to employees. The expense amount to be recorded shall represent the amount of services to be received by the entity. For share-based payments to employees, the transaction amount (amount of services received) is measured at the granting date based on the fair value of the options granted. Expenses are recognized in the profit or loss for the year either during the period in which the service is rendered by the employee or immediately if the service was already rendered. The Reconciliation for IFRS recorded the cost of services rendered by employees for periods prior to the transition date.

h.	Provision for adjustment of insurance liabilities

In conformity with accounting rules and practices set forth by SUSEP (Superintendency of Private Insurance) and ANS (Brazilian Health Agency), Itaú Holding is required to recognize a provision for insufficient premiums in order to adjust the insurance contract liabilities at each balance sheet date. Under BR GAAP, a provision for insufficient premiums is calculated based on a calculation method approved by SUSEP for all insurance lines offered. This actuarial method requires a test of the provision for insufficient premiums for each reporting date, and like IFRS, it uses actuarial assumptions in place at the balance sheet date by taking into account all cash flows of the insurance contracts (except for health care line). A test for provision for insufficient premiums was conducted by segregating contracts portfolios based on risks and characteristics of each portfolio.

Itaú Holding provides health care insurance coverage for its clients and periodically estimates the need for recognizing a provision for insufficient premiums for this portfolio. Insurance companies in Brazil which provide health care insurance coverage recognize a provision for insufficient premiums by taking into account only estimated benefits to be paid within 12 months after the base date. Accordingly, as a result of this criterion, the calculation of this provision for insufficient premiums under BR GAAP significantly differs when compared to the minimum requirements of the liability adequacy test under IFRS 4.

As permitted by IFRS 4, a detailed analysis was conducted to review the classification of Itaú Holding’s insurance contracts between either insurance contracts or investment contracts (as defined by IFRS). Itaú Holding decided to continue to adopt the accounting practices established by SUSEP and ANS for measuring insurance contracts, as permitted by IFRS.

IFRS 4 requires insurance companies to analyze the adequacy of their insurance liabilities at every reporting date by way of a liability adequacy test. A liability adequacy test under IFRS was conducted using the current actuarial assumptions of future cash flows of all insurance contracts outstanding at the balance sheet date. As a result of this test, if this analyses showed that the carrying amount of insurance liabilities (less deferred acquisition costs of insurance contracts and intangible assets) was lower than the expected future cash flows in the contract, any deficiency identified would be immediately accounted for in profit or loss for the period (after write-off of deferred acquisition costs for these deficit portfolios, in accordance with the accounting policy). For conducting the adequacy test, contracts are grouped together in insurance contracts groups subject, in general, to similar risks and which risks are jointly managed as a single portfolio.

i.	Deferral of revenues from capitalization plans

Itaú Holding sells capitalization plans, in which clients deposit specific amounts based on each plan, which are redeemable by clients at its full amount plus monetary adjustment only at the end of the contractual term agreed, which is typically longer than one year. Clients participate in, during the term of the plans, periodic raffles which offer chances of winning cash. Clients may redeem their funds at any time before the end of the agreed contractual term and, accordingly, receive an amount representing a percentage of the amount originally deposited.

Under BR GAAP, revenues from premiums earned are immediately recognized in profit or loss as they are received, and are reduced by a provision, determined on an actuarial basis, for future premiums.

These plans do not to meet the definition of an insurance contract under IFRS 4 and were classified as financial liabilities under IAS 39. It is understood that the chance (risk assumed by Itaú Holding) of a client winning a raffle is a non-financial variable and it is not specific for any party in the investment contract and, therefore, the risks transferred in this contract are not insurance risks. Revenue was recognized during the contractual term, and is measured based on the difference between the initial amount deposited in the institution and the amount that Itaú Holding is required to pay at the balance sheet date, adjusted by a provision determined for future premiums, on an actuarial basis, according to a calculation method similar to that used for other financial liabilities issued by the institution.

j.	Additional provision for securities

Under BR GAAP, an additional provision for securities portfolio was recorded in Itaú Holding relating to current or future risks associated to changes in the market, taking into account high volatility scenarios.

IAS 39 requires financial assets and liabilities to be initially recognized at fair value and subsequently measured according to IAS 39 measurement criteria, based on which category the financial instrument is classified into (financial asset or liability measured at fair value through profit or loss, financial assets held-to-maturity, loans and receivables or available-for-sale financial assets). When an instrument is classified for measurement at fair value (financial asset or liability measured at fair value through profit or loss or available-for-sale financial assets), the best evidence of fair value is the market value at an active market and, if the market is not an active one, an entity shall otherwise define the fair value by using specific valuation techniques. The purpose of using valuation techniques and pricing models is to define the transaction price if the transaction was carried in usual market conditions on the reporting date. Financial assets and liabilities classified as held-to-maturity and as loans and receivables are measured at their amortised cost.

The application of IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) was also considered for this provision and the conclusion reached was that it does not meet IAS 37 requirements, which require the recording of a provision only when the following conditions are jointly met: (a) there is a constructive obligation in place arising from a past event; (b) it is probable that the contingent payment of resources incorporating economic benefits is required to settle the obligation; (c) the value of the obligation can be realiably estimated.

The additional provision for securities portfolio does not meet the IAS 39 and IAS 37 requirements and, accordingly, this provision was reversed in the preparation of the Reconciliation.

k.	Effects of hyperinflation on non-monetary assets and liabilities

Entities adopting IFRS for the first time are required to apply IAS 29 (Financial reporting in hyperinflationary economies) when the entity identifies that the country in which it prepares IFRS financial statements is a hyperinflationary economy.

Until 1995, CVM (the Brazilian Securities and Exchange Commission) required listed companies subject to its disclosure requirements to prepare and publish:

•	statutory financial information prepared in accordance with Brazilian Corporate Law; and
•

financial statements expressed in a purchasing power currency (prepared under the constant currency method) as supplementary information. The requirement to present financial statements under the constant currency method was eliminated when the indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996.

Until June 30, 1997, Brazil was deemed a hyperinflationary economy and, therefore, for purposes of preparation of financial statements, all balances and transactions prior to that date were adjusted to the price levels of June 30, 1997. The index used until October 31, 1995 for this adjustment was the Fiscal Reference Unit (UFIR), deemed by Itaú Holding as the fairest one since it was the same index defined by tax authorities for preparation of financial statements under Brazilian Corporate Law, as well as the index selected by CVM for preparation of supplementary financial statements under the constant currency method. From January 1, 1996, with the elimination of the required publication of financial statements expressed in a purchasing power currency, no index was defined for this purpose. The index selected for adjustment between January 1, 1996 and June 30, 1997, when Itaú Holding discontinued the constant currency method, was the General Market Price (IGP-M) index, an independent general index calculated by Fundação Getúlio Vargas.

From July 1, 1997, when it was verified that Brazil was no longer a hyperinflationary economy, balances and transactions started to be expressed in nominal reais. The Reconciliation recognized the effects of application of IAS 29 on the adjustment of non-monetary assets and liabilities until July 1, 1997.

l.	Translation of foreign subsidiaries

The process adopted by Itaú Holding under BR GAAP for translation of foreign subsidiaries is similar to that required under IAS 21, except for the fact that any differences arising from the translation of the balance sheet are recorded in statement of income for the period. Accordingly, under BR GAAP there is no specific reserve in stockholders’ equity to record accumulated gains or losses from the translation of foreign subsidiaries.

Under IFRS, the functional currency of each entity was utilized prior to translation to the reporting currency of Itaú Holding, which is the Real under IFRS. A functional currency is defined as the currency of the primary economic environment in which the entity operates. If indicators are mixed and the functional currency is not clearly identified, Management shall use its judgment to determine the functional currency representing, on the most realistic or reliable manner, the economic results of the entity’s operations, focusing on the currency in which transactions are priced. Additional evidence (primary or secondary) may be provided by way of the currency in which the funding is generated or received from operating activities, as well as the nature of activities and the extent of transactions between foreign subsidiaries and the consolidated group. Any differences determined in the translation of the balance sheet of foreign subsidiaries are reported in stockholders’ equity.

For each individual entity, transactions denominated in foreign currency are translated based on the currency rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated at the closing exchange rate at each balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rates. Non-monetary assets recorded at fair value are translated at the exchange rate effective at the date the fair value is determined. The statement of income is translated at the historical exchange rate effective at the transaction date or at the average exchange rate as a practical alternative adopted by Itaú Holding (if exchange rates do not significantly change during the disclosure period).

m.	Provision for undeclared dividends

Under BR GAAP, in accordance with Brazilian Corporate Law, each year shareholders are entitled to a mandatory minimum dividend equivalent to 25% of adjusted net income, and companies may pay shareholders at levels higher than the mandatory minimum level, and accrue these amounts in the financial statements for payment in the following year, even though these amounts have not been declared yet.

Under IAS 10 (Events After the Balance Sheet Date), if an entity declares dividends for payment to shareholders after the balance sheet date, this entity may not account for the amount of these dividends as a liability in the financial statements.

The Reconciliation records the effects of reversal of provision recognized as liabilities under BR GAAP, on dividends higher than the mandatory minimum dividends that had not been declared before the end of the year.

n.	Effects of reclassification of financial instruments

As mentioned in item III and permitted by IFRS 1, Itaú Holding reclassified some financial assets at the transition date for IFRS purposes, which were previously classified as available-for-sale assets, to financial assets at fair value through profit or loss.

The Reconciliation records the effects of reclassifying these financial assets at the transition date.

o.	Other adjustments

Other adjustments represent differences between IFRS and BR GAAP, which are not material on an individual or aggregate basis in stockholders’ equity or net income for the period of Itaú Holding.

p.	Deferred income tax and social contribution on IFRS adjustments

IAS 12 requires the accounting for deferred income tax and social contribution for all temporary differences, either taxable or deductible, except for deferred taxes arising from the initial recognition of goodwill, initial recognition of a liability originated or asset acquired not qualifying as a business combination and that, on the transaction date, does not affect the profit or loss and does not affect the gain (or loss) for tax purposes. Adjustments of deferred income tax and social contribution calculated on IFRS adjustments were recorded in Reconciliation.

q.	Tax effects of items recorded directly in stockholders’ equity

Under BR GAAP, entities may replace payment of dividends to stockholders for payment of interest on capital, and these payments shall be granted the same accounting treatment as that granted to dividends. Brazilian tax legislation permits these entities to deduct this payment amount up to a predefined limit, for purposes of income tax and social contribution.

IAS 12 requires tax effect of items affecting stockholders’ equity of an entity to be recorded in stockholders’ equity of this entity.

The Reconciliation records the tax effects of payments of interest on capital made for the year and that were recorded in the statement of income under BR GAAP.

r.	Minority interest in subsidiaries

Under BR GAAP, the balance of minority interest in subsidiaries is classified separately as a liability, in an account between deferred income and stockholders’ equity.

IAS 27 (Consolidated and separate financial statements) and IAS 1 (Presentation of financial statements)require the balance of minority interest in subsidiaries to be presented as an integral part of stockholders’ equity in the IFRS consolidated financial statements. Accordingly, the balance of minority interest was included as a reconciliation item in the reconciliation for IFRS.

V)	ADDITIONAL INFORMATION

Audited net income and stockholders’ equity under US GAAP, published in Form 20-F of Itaú Holding as of December 31, 2006 and duly filed with SEC (Securities and Exchange Commission), amounted to R$ 5,896 million and R$ 27,417 million, respectively.

     Special purpose audit report on the reconciliation between BRGAAP and IFRS

        To the Board of Directors and Shareholders

        Banco Itaú Holding Financeira S.A.

1

We have audited the accompanying preliminary reconciliation of the stockholders’ equity as of December 31, 2006 and of the income for the year then ended, in accordance with accounting practices adopted in Brazil (“BRGAAP”) and International Financial Reporting Standards (“IFRS”), of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) and the corresponding description of the accounting practices and policies adopted (“reconciliation between BRGAAP and IFRS”). This reconciliation is the responsibility of the company’s management. The reconciliation between BRGAAP and IFRS has been prepared as part of the conversion process of the consolidated financial statements prepared in accordance with accounting practices adopted in Brazil to IFRS. Our responsibility is to express an opinion on this reconciliation between BRGAAP and IFRS.

2

We conducted our audit in accordance with International Standards on Auditing (ISA). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the reconciliation between BRGAAP and IFRS is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the reconciliation between BRGAAP and IFRS. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the reconciliation between BRGAAP and IFRS. We believe that our audit provides a reasonable basis for our opinion.

3

In our opinion, the reconciliation between BRGAAP and IFRS as of December 31, 2006 has been prepared, in all material respects, in accordance with the accounting practices and policies adopted accompanying the reconciliation, which describe how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements, assuming for the purpose of this reconciliation a complete set of IFRS financial statements as of December 31, 2007.

4

The reconciliation between BRGAAP and IFRS as of December 31, 2006 was prepared based on the standards and interpretations effective at the date of our audit report, as explained in the description of the accounting practices and policies adopted accompanying the reconciliation. Without qualifying our opinion, under International Financial Reporting Standards (IFRS), a complete set of financial statements is required to provide a fair presentation of the company’s financial position.

5

As explained in the description of the accounting practices and policies adopted, this reconciliation between BRGAAP and IFRS as of December 31, 2006 was prepared based on the consolidated financial statements of Banco Itaú Holding Financeira S.A. in accordance with accounting practices adopted in Brazil (BRGAAP) as of December 31, 2006, that were previously disclosed and on which we expressed an unqualified opinion on February 12, 2007. Accordingly, the reconciliation between BRGAAP and IFRS as of December 31, 2006, referred to in the first paragraph, should be read together with these consolidated financial statements under BRGAAP.

        São Paulo, November 5, 2007.

        PricewaterhouseCoopers

       Auditores Independentes

       CRC 2SP000160/O-5

       Emerson Laerte da Silva

       Contador CRC 1SP171089/O-3